UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

Mattress Firm Holding Corp.

(Name of Subject Company (Issuer))

Stripes Acquisition Corp.

a direct wholly-owned subsidiary of

Stripes US Holding, Inc.

a direct wholly-owned subsidiary of

Steinhoff International Holdings N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W106
(CUSIP Number of Class of Securities)

Steinhoff International Holdings N.V.
Block D, De Wagenweg Office Park

Stellentia Road

Stellenbosch, South Africa
Attention: Stephanus Johannes Grobler
Telephone: +27 21 808 0700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott I. Sonnenblick
Peter Cohen-Millstein
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,434,416,811	$245,145.77

*                                          Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 37,234,289 outstanding shares (exclusive of the shares subject to forfeiture conditions referred to in (ii) below) of common stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp. (“Mattress Firm”), multiplied by the offer price of $64.00 per Share, (ii) 483,886 outstanding Shares subject to forfeiture conditions, multiplied by the offer price of $64.00 per share and (iii) 582,558 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $64.00 per share, multiplied by $35.11 per share, which is the offer price of $64.00 per share minus the weighted average exercise price for such options of $28.89 per share. The calculation of the filing fee is based on information provided by Mattress Firm as of August 10, 2016.

**                                    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $248,000.00	Filing Party: Steinhoff International Holdings N.V. Stripes US Holding, Inc. Stripes Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: August 16, 2016

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐             issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO filed by Stripes Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation (“HoldCo”) and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) (“Steinhoff”) with the Securities and Exchange Commission on August 16, 2016, as amended by Amendment No. 1 filed on August 25, 2016 (the “Schedule TO”), and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp., at a price of $64.00 per Share, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2016 (together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, and together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as set forth below.

Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting a new paragraph reading as follows after the last paragraph under the caption “Antitrust Matters”:

On August 26, 2016, the FTC granted early termination of the waiting period under the HSR Act applicable to the acquisition of the Shares pursuant to the Offer. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 29, 2016

Stripes Acquisition Corp.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Treasurer

Stripes US Holding, Inc.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Treasurer

Steinhoff International Holdings N.V.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Chief Financial Officer

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